Exhibit 99.1

Youxin Technology Receives 2025 Hong Kong Innovation Leadership Award

GUANGZHOU, CHINA, Dec. 10, 2025 (GLOBE NEWSWIRE) – Youxin Technology Ltd (Nasdaq: YAAS) (the “Company” or “Youxin Technology”), a software as a service (“SaaS”) and platform as a service (“PaaS”) provider committed to helping retail enterprises digitally transform their businesses, today announced that the Company has been awarded the Hong Kong Innovation Leadership Award at the Hong Kong Innovation and Technology Achievement Awards 2025, organized by the Hong Kong Federation of Innovative Technologies and Manufacturing Industries (“FITMI”). The award recognizes Youxin Technology’s strong track record in technological innovation, product development excellence, and continued contributions to advancing digital capabilities in the retail industry.

The awards ceremony was held in Hong Kong on November 27, 2025. Founder and Chief Executive Officer Mr. Shaozhang Lin, Co-Founder, Chief Technology Officer Mr. Wei Huang, and Product Director Mr. Shiwang Gu attended the ceremony representing the Company. The awards ceremony brought together leading enterprises from across the Guangdong-Hong Kong-Macao Greater Bay Area (“GBA”), highlighting the region’s vibrant technology ecosystem and commitment to innovation. During the ceremony, the Company’s representatives accepted the trophy on stage, marking a proud milestone in Youxin Technology’s development journey.

FITMI established the Hong Kong Innovation and Technology Achievement Awards to recognize outstanding companies and industry leaders that have made meaningful contributions in advancing innovation, technological development, and product design. The program aims to honor organizations that excel in pioneering new technologies while encouraging them to maintain their momentum in innovation and serve as role models within the broader technology and manufacturing community.

Mr. Shaozhang Lin, Chief Executive Officer of Youxin Technology, commented, “We are deeply honored to receive the Hong Kong Innovation Leadership Award, which reflects our unwavering dedication to technology innovation. This recognition belongs to our exceptional team. With greater credibility from this achievement, we aim to deepen partnerships with enterprises across the GBA and contribute to the region’s technological advancement and economic development. Looking ahead, we plan to continue investing in research and development, drive technological progress in the industry, and create greater value for society.”

Mr. Wei Huang, Co-Founder and Chief Technology Officer, added, “Technological innovation is an ongoing journey. We expect to continue to strengthen our R&D capabilities and maintain our leadership position in the industry.”

Mr. Shiwang Gu, Product Director, commented, “Innovation remains the core driver of our growth. We will keep improving our product ecosystem to deliver even better service experiences for our clients.”

About Youxin Technology Ltd

Youxin Technology Ltd is a SaaS and PaaS provider committed to helping retail enterprises digitally transform their businesses using its cloud-based SaaS product and PaaS platform to develop, use and control business applications without the need to purchase complex IT infrastructure. Youxin Technology provides a customized, comprehensive, fast-deployment omnichannel digital solutions that unify all aspects of commerce with store innovations, distributed inventory management, cross-channel data integration, and a rich set of ecommerce capabilities that encompass mobile applications, social media, and web-based applications. The Company’s products allow mid-tier brand retailers to use offline direct distribution to connect the management team, distributors, salespersons, stores, and end customers across systems, apps, and devices. This provides retailers with a comprehensive suite of tools to instantly address issues using real-time sales data. For more information, please visit the Company’s website: https://ir.youxin.cloud.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, including without limitation statements regarding the Company’s product development and business prospects, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. Forward-looking statements are not guarantees of future actions or performance. These forward-looking statements are based on information currently available to the Company and its current plans or expectations and are subject to a number of risks and uncertainties that could significantly affect current plans. Should one or more of these risks or uncertainties materialize, or the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, performance, or achievements. Except as required by applicable law, including the security laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

For more information, please contact:

Youxin Technology Ltd.

Investor Relations Department

Email: ir@youxin.cloud

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com